UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq. Thomas W. Christopher, Esq. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 28, 2012, by Midas, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gearshift Merger Corp. (“Acquisition Sub”), a Delaware corporation and subsidiary of TBC Corporation (“Parent”), a Delaware corporation, to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following immediately before the subsection captioned under the heading “Forward Looking Statements”:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, April 24, 2012 (the “Expiration Date”). On April 25, 2012, Parent and Midas issued a press release announcing that the depositary has advised that, as of the Expiration Date, 9,923,605 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which represent approximately 68.8% of the total outstanding Shares, and of which 326,192 Shares were tendered by guaranteed delivery. Acquisition Sub has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date.

Pursuant to the Merger Agreement, Acquisition Sub intends to exercise the Top-Up, pursuant to which Midas will issue Shares to Acquisition Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Acquisition Sub and Parent can effect a short-form merger under applicable Delaware law. As the final step of the acquisition process and following payment for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date and the issuance of Shares pursuant to the Top-Up, Parent and Acquisition Sub expect to effect a short-form merger of Acquisition Sub with and into Midas under Delaware law as promptly as practicable. At the time the Merger becomes effective, each Share issued and outstanding immediately prior to the effective time (other than (i) Shares then owned by Parent, Acquisition Sub, Midas or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares that are held by any stockholders who are entitled to and properly demand appraisal in connection with the Merger) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, upon completion of the Merger, the common stock of Midas will cease to be traded on the NYSE.

A copy of the press release issued by Parent and Midas announcing the expiration and results of the Offer is filed as Exhibit (a)(28) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(28)	Joint Press Release dated April 25, 2012 (incorporated by reference to Exhibit (a)(5)(A) of Amendment No. 5 to the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on April 25, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MIDAS, INC.

By:
/s/ William M. Guzik
Name: William M. Guzik Title: Executive Vice President and Chief Financial Officer

Dated: April 25, 2012

3